May 12, 2010

CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Via Overnight Delivery

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed January 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2010
File No. 000-22513

Dear Mr. Owings:

On behalf of Amazon.com, Inc., this responds to your letter of April 27, 2010, regarding our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and Proxy Statement for our 2010 Annual Meeting of Shareholders (“2010 Proxy Statement”). Each of your comments is set forth below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 36

Note 1 - Description of Business and Accounting Policies, page 42

Leases and Asset Retirement Obligations, page 44

1.	It appears that you apply the guidance in FASB ASC paragraph 840-40-15-5 for build-to-suit lease arrangements to the extent you are involved in the construction of structural improvements or take some level of construction risk prior to commencement of a lease. Please tell us why you meet the criteria for determining whether you are the owner of the assets under construction and/or the automatic indicators of ownership in ASC Section 840-40-55.

Response

Under the maximum guarantee test, our required payments could exceed 90% of the total project costs related to our new Seattle, Washington corporate office space during the construction period. Consequently, in accordance with ASC paragraph 840-40-55-10 we have substantially all of the risks during the construction period and are therefore deemed owner.

Revenue, page 47

2.	Please tell us how you determine the expected lives of products with multiple elements accounted for as a single unit of accounting and why you believe the useful lives are appropriate.

Response

Sales of our Kindle e-reader, which we began selling in November 2007, are the only multiple element arrangements for which we recognize revenue over the average estimated useful life of the product. Prior to January 1, 2010, Kindle sales were accounted for as a single unit of accounting and recognized over the useful life of the product. These arrangements included the device, wireless access and delivery and software upgrades. As we had a practice of providing wireless service and periodic upgrades over the life of the device, we recognized revenue over the period we estimated the device, on average, would be in use (“the average estimated useful life”).

The current average estimated useful life of the Kindle device is two years, which we evaluate on a regular basis. In making this estimate, we considered the life of similar electronic hand held devices, which are subject to rapid technological changes, and the wireless usage patterns of the Kindle devices.

On January 1, 2010, we prospectively adopted ASU 2009-13 and recognize revenue related to the device, which is the substantial portion of the total sales price, at the time of delivery. Revenue for the wireless access and delivery and software upgrades will be recognized over the estimated useful life of the device, which we will continue to evaluate regularly.

Note 4 — Acquisitions, Goodwill, and Acquired Intangible Assets, pages 54-55

3.	Please expand your disclosure in future filings to provide all of the information required by ASC paragraphs 805-10-50-2, 805-20-50-1 and 805-30-50-1 to the extent applicable. For example, additional disclosures that should be provided include:

•	the primary reasons for the acquisition;

•	the amount of acquisition-related costs, the amount recognized as an expense and the line item in the income statement in which the expense is recognized;

•	the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income;

•	a qualitative description of the factors that make up the goodwill recognized and the total amount of goodwill that is expected to be deductible for tax purposes;

•	method of determining fair value of common stock issued; and

•	amount of goodwill by reportable segment.

Response

We disclosed in Note 4 to our consolidated financial statements in our 2009 10-K that we acquired Zappos to expand our presences in softline retail categories, such as shoes and apparel. However, because Zappos was not a significant portion of our business in 2009 and we do not expect Zappos to be a significant portion of our business in the near term, we believe we have provided all the information in ASC paragraphs 805-10-50-2, 805-20-50-1 and 805-30-50-1 that is applicable and material. From the November 1, 2009 acquisition date to December 31, 2009, Zappos revenues represented less than 1% of our total consolidated revenues and Zappos net loss impacted our total consolidated net income by approximately 1%. On a pro forma basis for the 2009 fiscal year, Zappos revenues would have represented approximately 3% of our total consolidated revenues and Zappos net loss would have impacted our total consolidated net income by approximately 5% (a substantial portion of which relates to the amortization of acquired intangibles). For future acquisitions, we will provide all the information required by ASC paragraphs 805-10-50-2, 805-20-50-1 and 805-30-50-1 to the extent applicable.

Definitive Proxy Statement on Schedule 14A

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

For the 2010 Proxy Statement, the Company determined that disclosure in response to Item 402(s) of Regulation S-K was not required.

Members of the Company’s Legal and HR departments first reviewed and considered the Company’s compensation programs and determined that, for most employees, including senior management (with the exception of the founder and CEO as noted below), compensation consists of base salaries, restricted stock unit (“RSU”) grants, and, for certain new hires, fixed cash bonuses that are paid based on continued employment. The Legal and HR teams concluded that these programs were not reasonably likely to have a material adverse effect on the Company, in part because employees are rewarded through their RSU grants which help to incent the building of long-term shareholder value. In addition, the Legal and HR teams reviewed and considered the fact that the founder and CEO receives a salary, which is low compared to his peers, and security benefits, but has never accepted bonuses or equity-based compensation.

The Legal and HR teams also reviewed and considered programs that differ, or are in addition to, the programs described above, which are primarily cash incentive programs to certain employee groups based on the achievement of certain metrics such as order fulfillment, customer service or sales. The Legal and HR teams concluded that these programs were not reasonably likely to have a material adverse effect on the Company based on factors regarding the nature and design of these programs, including, in the case of the cash incentive programs, the fact that the Company’s officers did not participate.

The Legal and HR teams’ conclusions were then reviewed with outside counsel, certain reviewers of the draft 2010 Proxy Statement, the Company’s Disclosure Committee and the Company’s Leadership Development and Compensation Committee.

If you have any questions or further comments, please contact me at (206) 266-5598 (telephone) or (206) 266-7010 (facsimile).

Very truly yours,

/s/ Shelley Reynolds
Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.

cc:	Catherine T. Brown, Staff Attorney

Division of Corporation Finance

Yolanda Guobadia, Staff Accountant

Division of Corporation Finance

William Thompson, Branch Chief

Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Leadership Development and Compensation Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos

President and Chief Executive Officer

Amazon.com, Inc.

Anthony J. Galbato

Vice President, Human Resources

Amazon.com, Inc.

Thomas J. Szkutak

Senior Vice President and Chief Financial Officer

Amazon.com, Inc.

L. Michelle Wilson

Senior Vice President, General Counsel and Secretary

Amazon.com, Inc.

Kathleen Smith

Partner

Ernst & Young LLP

Ronald O. Mueller

Partner

Gibson, Dunn & Crutcher LLP